Exhibit 99.1

DouYu International Holdings Limited Reports First Quarter 2021 Unaudited Financial Results

WUHAN, China, May 18, 2021 /PRNewswire/ — DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial and Operational Highlights

•	Total net revenues in the first quarter of 2021 were RMB2,152.7 million (US$328.6 million), compared with RMB2,278.0 million in the same period of 2020.

•

Gross profit in the first quarter of 2021 was RMB260.2 million (US$39.7 million), compared with RMB485.9 million in the same period of 2020, implying a gross margin of 12.1% in the first quarter of 2021.

•	Net loss in the first quarter of 2021 was RMB101.8 million (US$15.5 million), compared with a net income of RMB254.5 million in the same period of 2020.

•	Adjusted net loss in the first quarter of 2021 was RMB70.7 million (US$10.8 million), compared with an adjusted net income of RMB296.9 million in the same period of 2020.

•	Average MAUs in the first quarter of 2021 increased by 21.3% to 191.9 million from 158.1 million in the same period of 2020.

•	Average mobile MAUs in the first quarter of 2021 increased by 4.5% to 59.1 million from 56.6 million in the same period of 2020.

•	Quarterly average paying user count in the first quarter of 2021 was 7.0 million, compared with 7.6 million in the same period of 2020.

Mr. Shaojie Chen, Chief Executive Officer of DouYu, commented, “We are pleased to announce that we maintained steady operational growth in the first quarter of 2021 as we continued to upgrade our operational system. On a year-over-year basis, our total average MAUs increased by 21.3% to 191.9 million while our average mobile MAUs increased by 4.5% to 59.1 million. By continuously enriching our content library and diversifying our live streaming, video, and community content offerings, we remain committed to developing a diversified and industry leading game-centric integrated platform.”

Mr. Hao Cao, Vice President of DouYu, commented, “In the first quarter of 2021, our total revenues were RMB2.15 billion and gross profit was RMB260.2 million, representing a gross margin of 12.1%. During the quarter, we increased our investments in content, as we remained focused on improving our content production in both our video and community businesses. Looking ahead, we will continue to optimize the monetization capabilities and improve monetization efficiency of our platform while striving to generate more long-term value for our shareholders. ”

First Quarter 2021 Financial Results

Total net revenues in the first quarter of 2021 were RMB2,152.7 million (US$328.6 million), compared with RMB2,278.0 million in the same period of 2020.

Live streaming revenues in the first quarter of 2021 were RMB1,998.6 million (US$305.1 million), compared with RMB2,113.0 million in the same period of 2020. This decrease was primarily due to the reversion of paying users’ consumption of the virtual items to that of the pre-pandemic level, as the pandemic was gradually brought under control in China. This decline was partially offset by our implementation of more effective operational strategies, which helped improve the participation levels and paying behaviors of key paying users on our platform in the period.

Advertising and other revenues in the first quarter of 2021 were RMB154.1 million (US$23.5 million), compared with RMB165.0 million in the same period of 2020. The year-over-year decrease was primarily attributable to the trend of game advertisers normalizing their marketing expenditures, which were relatively higher in the same period last year due to the COVID-19 pandemic.

Cost of revenues in the first quarter of 2021 was RMB1,892.5 million (US$288.9 million), compared with RMB1,792.2 million in the same period of 2020, primarily due to increased revenue sharing fees and content costs.

Revenue sharing fees and content costs in the first quarter of 2021 increased by 5.4% to RMB1,659.6 million (US$253.3 million) from RMB1,574.8 million in the same period of 2020. This was because of the Company’s increased investments in the broadcasting rights for eSports tournaments, in-house production of proprietary events, and quality streamers in the overseas market.

Bandwidth costs in the first quarter of 2021 were RMB172.1 million (US$26.3 million), compared with RMB152.9 million in the same period of 2020. This was mainly due to the promotion of high-quality viewing options offered on the Company’s platform and was partially offset by improved bandwidth efficiency as a result of in-house technology upgrades.

Gross profit in the first quarter of 2021 was RMB260.2 million (US$39.7 million), compared with RMB485.9 million in the same period of 2020. Gross margin in the first quarter of 2021 was 12.1%, compared with 21.3% in the same period of 2020. This decrease was primary due to the increase in content costs for eSports tournaments and bandwidth costs, together with the decrease in revenues.

Sales and marketing expenses in the first quarter of 2021 were RMB209.9 million (US$32.0 million), compared with RMB107.4 million in the same period of 2020. This was mainly attributable to the increased sponsorships and promotions of eSports tournaments compared to the same period of 2020 during the COVID-19 pandemic as well as increased promotional activities for user acquisition.

Research and development expenses in the first quarter of 2021 were RMB111.3 million (US$17.0 million), compared with RMB92.9 million in the same period of 2020. This increase was primarily due to our additional investments in technical personnel.

General and administrative expenses in the first quarter of 2021 were RMB88.1 million (US$13.4 million), compared with RMB84.6 million in the same period of 2020.

Other operating income, net in the first quarter of 2021 was RMB23.9 million (US$3.7 million), compared with RMB16.6 million in the same period of 2020.

Loss from operations in the first quarter of 2021 was RMB125.1 million (US$19.1 million), compared with a profit from operations of RMB217.6 million in the same period of 2020.

Adjusted operating loss in the first quarter of 2021, which adds back share-based compensation expenses, was RMB91.8 million (US$14.0 million), compared with an adjusted operating income of RMB259.5 million in the same period of 2020.

Income tax expenses in the first quarter of 2021 and 2020 were nil due to the Company’s cumulative net losses and the resulting tax loss carryforward.

Net loss in the first quarter of 2021 was RMB101.8 million (US$15.5 million), compared with a net income of RMB254.5 million in the same period of 2020.

Adjusted net loss in the first quarter of 2021, which excludes share-based compensation expenses, share of income in equity method investments, and impairment loss of investments, was RMB70.7 million (US$10.8 million), compared with an adjusted net income of RMB296.9 million in the same period of 2020.

Basic and diluted net loss per ADS1 in the first quarter of 2021 were RMB0.19 (US$0.03) and RMB0.19 (US$0.03) respectively. Adjusted basic and diluted net loss per ADS in the first quarter of 2021 were RMB0.10 (US$0.01) and RMB0.10 (US$0.01) respectively.

Conference Call Information

The Company will hold a conference call on Tuesday, May 18, 2021, at 8:00 am Eastern Time (or 8:00 pm Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Singapore Toll Free:	800-120-5863
Conference ID:	6148890

The replay will be accessible through May 25, 2021, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Conference ID:	10156140

[1]	Every ten ADSs represent one ordinary share.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.douyu.com/.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu’s platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience. For more information, please see http://ir.douyu.com/.

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for share-based compensation expenses. Adjusted net income is calculated as net loss adjusted for share-based compensation expenses, share of income (loss) in equity method investments, gain on disposal of investment or subsidiaries and impairment loss on investments. Adjusted net income attributable to DouYu is calculated as net income attributable to DouYu adjusted for share-based compensation expenses, share of income (loss) in equity method investments, gain on disposal of investment or subsidiaries and impairment loss of investments. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the impact of (i) share-based compensation expenses, (ii) share of income (loss) in equity method investments, (iii) gain on disposal of investment or subsidiaries and (iv)impairment loss of investments to understand and evaluate the Company’s core operating performance. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on March 31, 2021, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

In addition to factors previously disclosed in Huya and DouYu’s documents filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Huya and DouYu to terminate the definitive merger agreement between Huya and DouYu; the outcome of any legal proceedings that may be instituted against Huya, DouYu or their respective shareholders or directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to Huya’s or DouYu’s business; a delay in closing the merger; the ability to obtain approval by DouYu’s shareholders on the expected terms and schedule; business disruptions from the proposed merger that will harm Huya’s or DouYu’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; certain restrictions during the pendency of the merger that may impact Huya’s or DouYu’s ability to pursue certain business opportunities or strategic transactions; the ability of Huya or DouYu to retain and hire key personnel; uncertainty as to the long-term value of the Class A ordinary shares of Huya following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Huya and DouYu operate; changes in Huya’s or DouYu’s anticipated revenue and income; changes in DouYu’s operating or other expenses; the degree to which Huya or DouYu encounters competition; and general political, economic and market conditions.

Investor Relations Contact

Mao Mao

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Xinran Rao

ICR, Inc.

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Iris Ding

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, Inc.

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of March 31
	2020	2021	2021
	RMB	RMB	US$(1)
ASSETS
Current assets
Cash and cash equivalents	5,279,902	5,027,654	767,370
Restricted cash	11,875	11,841	1,807
Short-term bank deposits	2,230,229	2,439,973	372,413
Accounts receivable, net	199,744	176,378	26,921
Prepayments	66,257	60,618	9,252
Amounts due from related parties	9,045	10,024	1,530
Other current assets	236,704	382,446	58,373

Total current assets	8,033,756	8,108,934	1,237,666
Property and equipment, net	37,792	34,410	5,252
Intangible assets, net	141,672	120,867	18,448
Long-term bank deposits	100,000	100,000	15,263
Investments	500,659	533,729	81,463
Goodwill	12,933	13,025	1,988
Right-of-use assets	62,141	51,242	7,821
Other non-current assets	19,004	14,552	2,221

Total non-current assets	874,201	867,825	132,456

TOTAL ASSETS	8,907,957	8,976,759	1,370,122

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable	986,073	1,019,272	155,571
Advances from customers	10,911	12,541	1,914
Deferred revenue	242,013	199,441	30,441
Accrued expenses and other current liabilities	384,041	372,551	56,862
Amounts due to related parties	223,525	353,923	54,019

Lease liabilities due within one year	36,281	31,698	4,838

Total current liabilities	1,882,844	1,989,426	303,645
Lease liabilities	16,952	13,433	2,050
Deferred revenue	30,779	27,898	4,258

Total non-current liabilities	47,731	41,331	6,308

TOTAL LIABILITIES	1,930,575	2,030,757	309,953

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of March 31
	2020	2021	2021
	RMB	RMB	US$(1)
SHAREHOLDERS’ EQUITY
Ordinary shares	23	23	4
Treasury shares	(695,098)	(695,098)	(106,093)
Additional paid-in capital	10,486,398	10,519,715	1,605,622
Accumulated deficit	(2,863,219)	(2,925,238)	(446,479)
Accumulated other comprehensive income	10,911	49,379	7,539

Total DouYu Shareholders’ Equity	6,939,015	6,948,781	1,060,593
Noncontrolling interests	38,367	(2,779)	(424)

Total Shareholders’ Equity	6,977,382	6,946,002	1,060,169

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,907,957	8,976,759	1,370,122

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	US$(1)
Net revenues	2,278,035	2,269,197	2,152,687	328,564
Cost of revenues	(1,792,181)	(2,087,022)	(1,892,499)	(288,852)

Gross profit	485,854	182,175	260,188	39,712
Operating income (expense) (2)
Sales and marketing expenses	(107,357)	(170,708)	(209,877)	(32,033)
General and administrative expenses	(84,580)	(117,699)	(88,074)	(13,443)
Research and development expenses	(92,888)	(118,879)	(111,264)	(16,982)
Other operating income (expense), net	16,578	(7,272)	23,924	3,652

Total operating expenses	(268,246)	(414,558)	(385,291)	(58,806)

Income (loss) from operations	217,608	(232,383)	(125,103)	(19,094)
Other expenses, net	(10,018)	(3,403)	127	19
Interest income, net	45,044	23,104	20,930	3,195

Income (loss) before income taxes and share of income (loss) in equity method investments	252,634	(212,682)	(104,046)	(15,880)
Income tax expense	—	—	—	—
Share of income (loss) in equity method investments	1,892	(15,982)	2,213	338

Net income (loss)	254,526	(228,664)	(101,833)	(15,542)
Less: Net loss attributable to noncontrolling interest	(5,924)	(31,807)	(39,814)	(6,077)

Net income (loss) attributable to ordinary shareholders of the Company	260,450	(196,857)	(62,019)	(9,465)

Net income (loss) per ordinary share
Basic	8.18	(6.12)	(1.92)	(0.29)
Diluted	7.90	(6.12)	(1.92)	(0.29)
Net income (loss) per ADS(3)
Basic	0.82	(0.61)	(0.19)	(0.03)
Diluted	0.79	(0.61)	(0.19)	(0.03)

Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share
Basic	31,848,831	32,175,361	32,349,764	32,349,764
Diluted	32,976,034	32,175,361	32,349,764	32,349,764

Weighted average number of ADS used in calculating net income (loss) per ADS(3)
Basic	318,488,308	321,753,609	323,497,638	323,497,638
Diluted	329,760,341	321,753,609	323,497,638	323,497,638

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021, in the H.10 statistical release of the Federal Reserve Board.

(2)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	US$(1)
Research and development expenses	5,563	5,504	5,468	835
Sales and marketing expenses	1,174	1,232	1,217	186
General and administrative expenses	35,114	26,506	26,632	4,065

(3)	Every ten ADSs represent one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	US$(1)
Income (loss) from operations	217,608	(232,383)	(125,103)	(19,094)
Add:
Share-based compensation expenses	41,850	33,242	33,317	5,086

Adjusted operating income (loss)	259,458	(199,141)	(91,786)	(14,008)

Net income (loss)	254,526	(228,664)	(101,833)	(15,542)
Add:
Share-based compensation expenses	41,850	33,242	33,317	5,086
Share of (income) loss in equity method investments	(1,892)	15,982	(2,213)	(338)
Impairment losses and fair value adjustments on investments	2,446	2,500	—	—

Adjusted net income (loss)	296,931	(176,940)	(70,729)	(10,794)

Net income (loss) attributable to DouYu	260,450	(196,857)	(62,019)	(9,465)
Add:
Share-based compensation expenses	41,850	33,242	33,317	5,086
Share of income (loss) in equity method investments	(1,892)	15,982	(2,213)	(338)
Impairment losses and fair value adjustments on investments	2,446	2,500	—	—

Adjusted net income (loss) attributable to DouYu	302,855	(145,133)	(30,915)	(4,717)

Adjusted net income (loss) per ordinary share
Basic	9.51	(4.51)	(0.96)	(0.15)
Diluted	9.51	(4.51)	(0.96)	(0.15)

Adjusted net income (loss) per ADS(2)
Basic	0.95	(0.45)	(0.10)	(0.01)
Diluted	0.95	(0.45)	(0.10)	(0.01)

Weighted average number of ordinary shares used in calculating adjusted net income (loss) per ordinary share
Basic	31,848,831	32,175,361	32,349,764	32,349,764
Diluted	31,848,831	32,175,361	32,349,764	32,349,764

Weighted average number of ordinary shares used in calculating adjusted net income per ADS(2)
Basic	318,488,308	321,753,609	323,497,638	323,497,638
Diluted	318,488,308	321,753,609	323,497,638	323,497,638

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021, in the H.10 statistical release of the Federal Reserve Board.

(2)	Every ten ADSs represent one ordinary share.